Exhibit 2.2

Execution Copy

January 10, 2011

General Atlantic Mauritius Limited

(as Seller)

AND

Pan-Asia iGATE Solutions

(as Purchaser)

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (“Agreement”) is dated January 10, 2011 and is made by and amongst (“Execution Date”):

(1)	Pan-Asia iGate Solutions, a company incorporated under the laws of Mauritius, and having its registered office at C/o International Financial Services Limited, IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius (“Purchaser”, which expression shall, unless repugnant to the context or meaning thereof, be deemed to include its successors and permitted assigns);

(2)

General Atlantic Mauritius Limited, a company incorporated under the laws of Mauritius, and having its registered office at c/o Abax Corporate Services Limited, 6th Floor, Tower ‘A’, 1 Cybercity, Ebene, Mauritius (“Seller”, which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include their respective legal heirs, administrators, executors, and permitted assigns);

The Purchaser and the Seller are hereinafter, unless repugnant to the context or meaning thereof, collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

(A)	Patni Computer Systems Limited a company incorporated under the Companies Act, 1956 and having its registered office at S - 1A, F - 1, Irani Market Compound, Yerwada, Pune - 411 006, India (“Company”) is currently engaged in the business of providing information technology services (“Business”).

(B)	The Company has an authorized share capital of Rs. 500,000,000 (Indian Rupees Five hundred million) divided into 250,000,000 (Two hundred fifty million) Equity Shares (as hereinafter defined) and an issued and paid up share capital of Rs. 263,302,660 (Indian Rupees Two hundred sixty three million three hundred two thousand six hundred sixty) divided into 131,651,330 (One hundred thirty one million six hundred fifty one thousand three hundred thirty) Equity Shares, which are listed on each of the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

(C)	The Seller owns the Sale Shares (as hereinafter defined) and has agreed to sell, and the Purchaser has agreed to purchase from the Seller, the Sale Shares on the terms and subject to the conditions of this Agreement.

IT IS AGREED BY AND AMONGST THE PARTIES HERETO AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATIONS

1.1.	In this Agreement, unless the context requires otherwise, (i) capitalized terms defined by inclusion in quotations and/or parenthesis have the meanings so ascribed; and (ii) the following words and expressions shall have the following meanings:

“Accounts” means the audited and consolidated accounts of the Company for the period commencing on July 1, 2010 and ending on the Accounts Date;

“Accounts Date” means September 30, 2010;

“Administrative Employees” means any employees of the Company and/or any of its Subsidiaries whose job profile is exclusively in the nature of a support function;

“ADS” means a restricted American Depositary Share, representing one Equity Share, issued under the Deposit Agreement;

“Affiliate” means any Person that directly or indirectly through one or more Persons, Controls, is Controlled by, or is under common Control with, the Person specified;

“Announcement” shall have the meaning ascribed to the term in Clause 11.1;

“Antitrust Laws” means the HSR Act, as amended, and any other Indian, United States federal or state or other foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Applicable Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, concentration or restraint of trade or inhibiting competition;

“Applicable Law” means any applicable statute, law, regulation, ordinance, rule, judgment, rule of law, order, decree, clearance, approval, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision, or determination by, or any interpretation or administration of any of the foregoing by any statutory or regulatory authority whether in effect in India, the United States of America or in such other jurisdiction, as may be applicable to the relevant Party, as of the Execution Date or thereafter, and in each case, as amended from time to time;

“Approval” means any consent, approval, authorization, waiver, grant, agreement or exemption of any Person that is required in connection with (i) the execution and delivery by any Party of this Agreement or (ii) the consummation by the Purchaser or the Seller of the Transactions;

“Articles of Association” means the articles of association of the Company, as amended from time to time;

“Big Four” means Deloitte, Ernst & Young, KPMG and PricewaterhouseCoopers, and their affiliate firms in India;

“Board” means the board of directors of the Company, as constituted from time to time;

“Business Day” means a day on which banks are open for normal banking business in Mumbai, India and New York, United States of America (excluding Saturdays, Sundays and public holidays);

“Business” means the business undertaken by the Company as at the Execution Date, as described in Recital A;

“Claim Period” shall have the meaning ascribed to the term in Clause 10.5;

“Claims” shall have the meaning ascribed to the term in Clause 10.3;

“Company” shall have the meaning ascribed to the term in Recital A;

“Company Covenants” means the covenants agreed to by the Company in terms of a board resolution of the Company and a letter agreement by the Company with the Purchaser as on the Execution Date pursuant to such resolution;

“Completion Date” means the 3rd (third) Business Day after the date on which all of the conditions to Completion set forth in Clause 3 (other than conditions which, by their terms, are to be satisfied or waived at Completion, but subject to the satisfaction or waiver of those conditions at Completion) have been satisfied or waived by the Party entitled to waive the same in accordance with the provisions of this Agreement, or any other date as may be mutually agreed in writing by the Parties, at which date, Completion shall take place;

“Conclusion of the Open Offer” shall have the meaning ascribed to the term in Clause 6.1(v);

“Completion” means the completion of the transactions contemplated by this Agreement as provided in Clause 5;

“Control” (including the terms “Controlled by” and “under common Control with”) means, in relation to a body corporate, the right to exercise, or control the exercise of, whether directly or indirectly, acting alone or together with another Person, more than 50% of the total voting rights at a general meeting of that body corporate, or the right or power to direct, whether directly or indirectly, acting alone or together with another Person, the policy decisions or management of that body corporate, including the composition of any board of directors of that body corporate, and, in relation to an individual, includes any related party of that Person, and in relation to any Person which is not a body corporate or an individual, the right or power to direct, whether directly or indirectly, acting alone or together with another Person, the policy decisions or management of that Person;

“Demat Account” means the account held with the depository participant for effecting transactions in securities held in dematerialized form;

“Deposit Agreement” means the Deposit Agreement among the Company, the Depositary and the owners and beneficial owners of the American Depositary Receipts representing the ADSs, dated July 15, 2002;

“Depositary” means The Bank of New York Mellon (f/k/a The Bank of New York) as depositary under the Deposit Agreement;

“Depository Participant” or “DP” means a depository participant within the meaning of the Depositories Act, 1996 and who has an agreement with the Depository under Section 4(1) of the Depositories Act, 1996;

“Disclosure Letter” means the letter as of the Execution Date from the Seller to the Purchaser which sets out the exceptions and/or qualifications to the Seller Warranties in each case in reasonable detail, and set out specifically against the applicable Seller Warranties;

“Dispute” shall have the meaning ascribed to the term in Clause 13.2;

“DP Instructions” means the irrevocable and unconditional written instructions to the relevant depository through the Depository Participant;

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same);

“Equity Shares” means the equity shares of face value of Rs. 2 (Rupees Two) each in the share capital of the Company;

“Financing Commitments” means the financing commitments pursuant to commitment letters delivered to the Seller on the Execution Date, the proceeds of which will be used to pay a portion of the Purchase Consideration and the fees and expenses in relation to the Transactions;

“Financing” means the financing contemplated by the Financing Commitments (or any replacement commitments obtained by the Purchaser provided the conditions to the provision of such alternative financing in the aggregate are no greater than those set forth in the Financing Commitments in the aggregate);

“Filings” means any form, application, declaration, return, certificate, notice, statement or other information required to be filed by any Party with any Governmental Authority;

“Founders’ SPA” means the purchase agreement dated as of the date hereof and entered into between the Purchaser and Mr G.K. Patni, Mr A.K. Patni and Mr N.K. Patni and their respective Affiliates and related Persons;

“GA Securities Purchase Agreement” means the Share Purchase Agreement dated on or about the date hereof and entered into between the Purchaser and the Seller, relating to the sale and purchase of the Sale ADSs;

“Governmental Authority” means any governmental or statutory authority, government department, agency, commission, board, tribunal or court or other entity authorized to make laws, rules or regulations or pass directions having jurisdiction, or any state or other subdivision thereof or any municipality, district or other subdivision thereof having jurisdiction pursuant to Applicable Laws;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, and the rules and regulations promulgated thereunder);

“HSR Clearance” the expiration or termination of any waiting period under the HSR Act in respect of the Transactions;

“Indemnified Person 1” shall have the meaning ascribed to the term in Clause 10.1;

“Indemnified Person 2” shall have the meaning ascribed to the term in Clause 10.2;

“Indemnified Person” shall have the meaning ascribed to the term in Clause 10.3;

“Indemnifying Party 1” shall have the meaning ascribed to the term in Clause 10.1;

“Indemnifying Party 2” shall have the meaning ascribed to the term in Clause 10.2;

“Indemnifying Party” shall have the meaning ascribed to the term in Clause 10.3;

“Indian GAAP” means the generally accepted accounting practices as applicable in India;

“Long Stop Date” shall have the meaning ascribed to the term in Clause 5.4(ii);

“Losses” means all direct actions, claims, damages, losses, and liabilities whatsoever but excluding any indirect, consequential, punitive or special damages;

“Material Contract” means any agreement or arrangement to which the Company or any of its Subsidiaries is a party or is bound by which is of material importance to the Business of the Company and/or its Subsidiaries or of the following type: (a) with any customer, supplier or vendor involving payments to or by the Company and/or the Subsidiaries in excess of USD 5,000,000 (United States Dollar Five million) annually; or (b) which limits the freedom of the Company and/or the Subsidiaries to compete in any line of business or with any Person or in any area;

“Memorandum of Association” means the memorandum of association of the Company, as amended from time to time;

“Merchant Banker” means the merchant banker appointed by the Purchaser for the purposes of the Open Offer under SEBI Takeover Regulations;

“Notice” shall have the meaning ascribed to the term in Clause 12.1;

“Notified Addresses” shall have the meaning given to it in Clause 12.3;

“Open Offer Consideration” means the consideration required to be paid by the Purchaser to the public shareholders of the Company under the SEBI Takeover Regulations, in connection with the purchase of the Open Offer Shares (assuming full acceptance);

“Open Offer Escrow Agent” means Standard Chartered Bank, a body corporate duly incorporated in England under the Royal Charter of 1853, having its principal office at 1 Aldermanbury Square, London EC2V 7SB, United Kingdom and having its branch at 26 - 27, Raheja Towers, MG Road, Bangalore 560 001, India, in its capacity as the escrow agent under the Open Offer Escrow Agreement;

“Open Offer Escrow Agreement” means, the escrow agreement to be executed among the Open Offer Escrow Agent, the Purchaser and the Merchant Banker;

“Open Offer Escrow” means the escrow account(s) established pursuant to the Open Offer Escrow Agreement;

“Open Offer Shares” means the Equity Shares to be purchased by the Purchaser under the Open Offer;

“Open Offer” means the open offer required to be made by the Purchaser in accordance with the SEBI Takeover Regulations in connection with the Transactions;

“Person” means (i) a natural person, (ii) a corporation, (iii) a partnership or a limited liability partnership, (iv) a trust, (v) a business trust, (vi) a joint stock company, (vii) an unincorporated association, (viii) a government or Governmental Authority, and/or (ix) any other legal entity;

“Public Announcement” means the public announcement of the Open Offer required to be made by the Purchaser in connection with the Open Offer in accordance with the SEBI Takeover Regulations;

“Purchase Consideration” means Rs. 1,385,672,784 (Rupees One billion eight hundred eighty five million six hundred seventy two thousand seven hundred eighty four), being the consideration payable by the Purchaser to the Seller for the Sale Shares (based on a purchase consideration of Rs. 503.50 (Rupees Five hundred three and fifty paise) per Sale Share);

“Purchaser Claims” shall have the meaning ascribed to the term in Clause 10.1;

“Purchaser Warranties” shall have the meaning ascribed to the term in Clause 8.1;

“Rs.” or “Indian Rupees” means the lawful currency of the Republic of India;

“Sale ADSs” means the 20,161,867 (Twenty million one hundred sixty one thousand eight hundred sixty seven) ADSs held by the Seller representing 20,161,867 (Twenty million one hundred and sixty one thousand eight hundred and sixty seven) Equity Shares constituting approximately 14.62% of the equity share capital of the Company on a fully diluted basis, being sold by the Seller to the Purchaser pursuant to the GA Securities Purchase Agreement;

“Sale Shares” means the 2,752,081 (Two million seven hundred fifty two thousand eighty one) Equity Shares of the Company held by the Seller representing approximately 2.00% of the share capital of the Company on a fully diluted basis;

“SEBI Takeover Regulations” means the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 1997, as amended or replaced, from time to time;

“SEBI” means Securities and Exchange Board of India;

“Seller’s Bank Account” means the bank account of the Seller, as set out in Schedule 1 hereto;

“Seller Claims” shall have the meaning ascribed to the term in Clause 10.2;

“Subsidiary” shall have the meaning ascribed to the term under Section 4 of the (Indian) Companies Act, 1956;

“Tax” means:

(a)	all forms of tax, levy, duty, charge, impost, withholding or other amount whenever or wherever created or imposed by, or payable to any Tax Authority; and

(b)	all charges, interest, penalties and fines incidental or relating to any Tax falling within (a) above or which arise as a result of the failure to pay any Tax on the due date or to comply with any obligation relating to Tax;

“Tax Act” means (Indian) Income Tax Act, 1961;

“Tax Authority” means any revenue, customs, fiscal, governmental, statutory, state, provincial, local governmental or municipal authority, body or Person responsible for Tax;

“Third Party Claim” shall have the meaning ascribed to it in Clause 10.10;

“Transactions” means the transactions contemplated under this Agreement, including the Financing Commitments;

“Transaction Documents” mean this Agreement, the GA Securities Purchase Agreement, the Founders’ SPA, the Financing Commitments, the Open Offer Escrow Agreement and any other agreement, instrument, document or deed entered into, or to be entered into, or delivered in connection with the Transactions;

“USD” or “$” means United States Dollars or the lawful currency of the United States of America;

“USD Exchange Rate” means the foreign exchange rate for conversion of Rupees into USD, at the selling rate prescribed by the State Bank of India 1 (one) Business Day prior to the date of the relevant payment; and

“Warranties” or “Seller Warranties” shall have the meaning ascribed to the term in Clause 7.1.

1.2.	Interpretation

In this Agreement, unless the context requires otherwise:

(i)	references to a Clause, Schedule or an Annexure are to a clause of, or a schedule or annexure to, this Agreement and references to this Agreement include its Schedules and Annexures, which are part of this Agreement, and references to a part or paragraph include references to a part or paragraph of a Schedule or Annexure to this Agreement;

(ii)	references to this Agreement or any other document or to any specified provision of this Agreement or any other document are to this Agreement, that document or that provision as in force for the time being and as amended from time to time in accordance with the terms of this Agreement or that document or, as the case may be, with the agreement of the relevant parties;

(iii)	words importing the singular include the plural and vice versa, words importing a gender include every gender;

(iv)	the contents table and the headings to clauses, Schedules, Annexures, parts and paragraphs are inserted for convenience only and shall be ignored in interpreting this Agreement;

(v)	the words and phrases “other”, “including” and “in particular” shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

(vi)	in calculations of share numbers, references to a “fully diluted basis” mean that the calculation should be made assuming that all outstanding preference shares, convertible debentures, stock options, warrants and other equity linked securities convertible into or exercisable or exchangeable for Equity Shares (whether or not by their term then currently convertible, exercisable or exchangeable) have been so converted, exercised or exchanged; and

(vii)	a reference to any statute or statutory provision includes any subordinate legislation made under it and any provision which it has re-enacted (with or without modification), and any provision superseding it or re-enacting it (with or without modification), before or on the Execution Date, or after the Execution Date except to the extent that the liability of any party is thereby increased or extended.

2.	SALE AND PURCHASE OF SALE SHARES

2.1.	On the terms and subject to the conditions of this Agreement (including satisfaction (or waiver where applicable) of the conditions set out in Clause 3), the Seller shall sell, and the Purchaser shall purchase, the Sale Shares, free from all Encumbrances, with all rights then attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the Sale Shares with effect from the Completion Date.

2.2.	In consideration for the sale and transfer of the Sale Shares, the Purchaser shall pay the Purchase Consideration to the Seller at Completion, in accordance with the terms and conditions of this Agreement. Payment of the Purchase Consideration shall be made in USD based on the USD Exchange Rate.

3.	CONDITIONS TO COMPLETION

3.1.	The obligation of the Seller to sell the Sale Shares and proceed with the Completion in terms of Clause 5 of this Agreement shall be conditional on the satisfaction of following conditions, other than those which by their very nature are to be satisfied at Completion, (to the extent that they have not been waived by the Seller (other than the condition set out in Clauses 3.1(ii) below which shall not be waived), in accordance with this Agreement):

(i)	The Purchaser having delivered to the Seller on the Execution Date certified copies of the resolutions duly passed by its board of directors or equivalent authority approving the execution, delivery and performance by the Purchaser of the Transaction Documents.

(ii)	The Conclusion of the Open Offer.

(iii)	The Purchaser Warranties being true in all material respects as of the Completion Date, except that the Purchaser Warranties in Clauses 1 of Schedule 4 being true in all respects as of the Completion Date.

(iv)	The Purchaser not being in material breach of the agreements, covenants, obligations, and conditions required by this Agreement to be so performed or complied with by it, at or before the Completion Date (including, but not limited to, the obligations in respect of the Open Offer as set out in Clause 6.1 hereof).

(v)	Simultaneous consummation of the sale of Sale ADSs under the GA Securities Purchase Agreement (including satisfaction of the conditions to completion thereunder), provided that the Seller shall not be entitled to rely on this sub-clause (v) if the Seller is then in breach of the GA Securities Purchase Agreement.

3.2.	The obligation of the Purchaser to purchase the Sale Shares and proceed with Completion in terms of Clause 5 of this Agreement shall be conditional on the satisfaction of the following conditions, other than those which by their very nature are to be satisfied at Completion, (to the extent that they have not been waived by the Purchaser (other than the condition set out in Clause 3.2 (iii) below which shall not be waived), in accordance with this Agreement):

(i)	The Seller having delivered to the Purchaser on the Execution Date certified copies of the resolutions duly passed by the Seller’s board of directors or equivalent authority (where applicable) approving the execution, delivery and performance by the Seller of the Agreement.

(ii)	The Seller Warranties being true in all material respects as of the Completion Date, except that the Seller Warranties in Clause 1.1 and Clause 2 of Part A of Schedule 3 being true in all respects as of the Completion Date.

(iii)	Simultaneous consummation of the transactions contemplated under the Founders’ SPA (including satisfaction of the conditions to completion thereunder).

(iv)	The Seller not being in material breach of the agreements, covenants, obligations, and conditions required by this Agreement to be so performed or complied with by the Seller, as applicable, at or before the Completion Date.

(v)	Simultaneous consummation of the sale of the Sale ADSs under the GA Securities Purchase Agreement (including satisfaction of the conditions to completion thereunder).

3.3.	The obligations of the Parties to proceed with Completion in terms of Clause 5 of this Agreement shall be conditional on the following conditions, or their satisfaction subject only to Completion:

(i)	there not being in effect any writ, judgment, injunction, decree, or similar order of any court or other authority or law restraining or otherwise preventing consummation of the Transactions, including the actions to be taken at Completion.

(ii)	(a) any waiting periods under the HSR Act or other applicable Anti-trust Laws in respect of, and (b) any Approvals by any Governmental Authority required for the consummation of, the Transactions shall have been obtained, expired or terminated, as applicable.

3.4.	The Purchaser shall make all reasonable efforts to achieve satisfaction of each condition set out in Clauses 3.1 and 3.3 as soon as possible after the Execution Date.

3.5.	The Seller shall make all reasonable efforts to achieve satisfaction of each condition set out in Clauses 3.2 (other than Clause 3.2(iii)) and 3.3(i) as soon as possible after the Execution Date.

3.6.	The Seller and the Purchaser, as the case may be, shall each notify the other promptly upon becoming aware that any of the conditions set out in Clause 3 have been satisfied or have become incapable of satisfaction or waiver, other than with respect to those conditions that have to be satisfied as of the Completion.

3.7.	At any time prior to or on the Long Stop Date, to the extent permitted under Applicable Law and save as expressly provided otherwise:

(i)	the Purchaser may waive any condition set out in Clause 3.2 (other than Clause 3.2(iii)) by notice in writing to the Seller; and

(ii)	the Seller may waive any condition set out in Clause 3.1 by notice in writing to the Purchaser.

3.8.	Within 3 (three) Business Days following:

(i)	the satisfaction or waiver (if waived by the Purchaser in accordance with this Agreement) of the last of the conditions to be satisfied by the Seller as set out in Clauses 3.2 (other than the condition set out in Clause 3.2(iii)) and 3.3(i) (other than conditions which by their very nature are to be satisfied at Completion), the Seller shall provide to the Purchaser written confirmation (in the form attached as Part A to Schedule 2) of the satisfaction or waiver of such conditions; and

(ii)	the satisfaction or waiver (if waived by the Seller in accordance with this Agreement) of the last of the conditions to be satisfied by the Purchaser as set out in Clauses 3.1 and 3.3 (other than conditions which by their very nature are to be satisfied at Completion), the Purchaser shall provide to the Seller a written confirmation (in the form attached as Part B to Schedule 2) of satisfaction or waiver of such conditions, each such written confirmation a “CP Confirmation Certificate”.

For the avoidance of any doubt, it is clarified that if a CP Confirmation Certificate is wrongfully withheld, it shall not affect the right of the relevant Party to enforce Completion on the Completion Date in accordance with the terms of this Agreement.

4.	PRE-COMPLETION UNDERTAKINGS / ACTIONS

4.1.	From the Execution Date until Completion, the Seller shall, exercise their voting rights and shall instruct its director on the Board to exercise its voting rights, and use commercially reasonable endeavours towards accomplishing the following, it being understood that the Seller does not control decisions of the Company:

(i)	the business of the Company and its Subsidiaries being carried on in all material respects in the ordinary course of business consistent with their past custom and practice as carried on prior to or as on the Execution Date (“Ordinary Course of Business”); and

(ii)	if and when any of the matters set out in:

(a)	Paragraph 1 of Schedule 5 are tabled for consideration by the Board or the shareholders, voting against any resolution involving such matter, save and except with the consent of the Purchaser in writing, which consent should not be unreasonably withheld or delayed; and

(b)	Paragraph 2 of Schedule 5 are tabled for consideration by the Board or the shareholders, voting in favour of any resolution involving such matter or taking corrective action if such matter is tabled.

4.2.	From the Execution Date until Completion, the Seller shall exercise voting rights on the Sale Shares in good faith, in a manner not inconsistent with the provisions of this Agreement.

4.3.	From the Execution Date until Completion, neither the Seller nor anyone acting on its behalf (including Affiliates and advisors) shall (i) solicit or encourage any inquiries or proposals for, or enter into any discussions or communicate with any third party (including immediate termination of all discussions and communications with all third parties and their advisors) in connection with, any direct or indirect sale and/or transfer of all or any part of the Sale Shares, of (ii) provide any third party with confidential or non-public information relating to the Company. If any inquiry or proposal is received in writing, the Seller shall promptly provide a copy of such written inquiry or proposal to the Purchaser.

4.4.	Tax

(i)	The Seller, being a non-resident for the purposes of the Tax Act, shall use commercially reasonable efforts to deliver at least 10 (ten) Business Days prior to the Completion Date a tax withholding certificate(s) under Section 197 of the Tax Act (“Tax Certificate”) in relation to payment of the Purchase Consideration.

(ii)	In the event the Seller delivers the Tax Certificate, then the Purchaser shall withhold Taxes as specified in the Tax Certificate.

(iii)	In the event the Seller is unable to deliver the Tax Certificate, then at least 10 (ten) Business Days prior to the Completion Date, the Seller shall deliver:

(a)	all documentation that may be required in order for the Purchaser to comply with any applicable withholding or reporting obligations (including the cost and the date of acquisition of the Sale Shares proposed to be sold by the Seller under this Agreement) and any other supporting documentation provided by the Seller to the relevant Big Four accounting firm or any other accounting firm mutually acceptable to the Parties in order to obtain the certificate in a form (including as regards the factual information and the rate of withholding Tax) acceptable to the Purchaser (at its sole discretion) described in Clause 4.4(iii)(b) below; and

(b)	a certificate in a form acceptable to the Purchaser, including as regards the factual information and rate of withholding Tax, from a Big Four or from any other accounting firm mutually acceptable to the Parties certifying the cost basis, gains on sale and amount of withholding Tax required to be withheld by the Purchaser in respect of the Purchase Consideration payable to the Seller at the Completion.

(iv)	If the Seller fails to provide the CA certificate or the CA certificate is not accepted by the Purchaser for any reason whatsoever, the Purchaser shall be entitled to deduct withholding Tax at the maximum applicable rate under Applicable Law (which shall be determined by the Purchaser at its sole discretion) in respect of the Purchase Consideration payable to the Seller.

(v)	The Purchaser shall deposit the withholding Tax deducted with the Tax Authorities, and issue a withholding tax certificate in the name of the Seller in respect of whom, the withholding Tax has been deducted, in accordance with the provisions of Tax Act and (Indian) Income Tax Rules 1962. However, if the Seller has given a declaration to the Purchaser under Rule 37BA of the (Indian) Income Tax Rules, 1962 declaring that the income from sale of shares is included in the taxable income of another Person, then the Tax so withheld shall be deposited in the name of such other Person and the withholding certificate shall be issued in respect of the Seller in the name of such other Person by the Purchaser.

5.	COMPLETION

5.1.	Subject to the conditions set out in Clauses 3.1, 3.2 and 3.3, Completion shall take place on the Completion Date.

5.2.	The obligations of each of the Parties under Clause 5.3 below are interdependent of each other. The Completion shall not occur unless all of the obligations specified in Clause 5.3, have been simultaneously complied with and are fully effective.

5.3.	On the Completion Date:

(i)	Subject to deductions pursuant to Clause 4.4, the Purchaser shall remit the Purchase Consideration (in immediately available funds) to the Seller’s Bank Account.

(ii)	The Seller shall (a) provide to its Depository Participant duly executed DP Instructions in the prescribed form for the transfer of the Sale Shares to the Demat Account of the Purchaser (details of which shall be provided to the Seller in writing as soon as practicable after the Execution Date); (b) procure its Depository Participant to duly acknowledge such DP Instructions; (c) deliver a copy of such acknowledgement to the Purchaser; and (d) use best endeavours to procure credit of the Sale Shares to the Demat Account of the Purchaser.

(iii)	The Seller shall, to the extent it is able to do so through exercise of its voting rights, procure that a Board meeting is held at which the following business shall be transacted:

(a)	the appointment of directors nominated by the Purchaser on the Board shall be approved; and

(b)	an extra-ordinary general meeting of the shareholders of the Company to approve the matters set out in Clause 5.3(iii)(a) and the amendment of the Articles of Association shall be convened.

5.4.	This Agreement may be terminated on or prior to the Completion Date as follows:

(i)	By the mutual written consent of the Purchaser and the Seller.

(ii)	By the Seller, upon written notice to the Purchaser, if the conditions set out in Clauses 3.1 and 3.3 have not been satisfied (or satisfied subject only to Completion where applicable) or waived (where applicable) on or before 270 (two hundred seventy) days from the Execution Date or such later date as may be mutually agreed between the Parties in writing (“Long Stop Date”); provided that the Seller shall not be entitled to terminate this Agreement pursuant to this Clause 5.4(ii) if Seller’s breach of this Agreement has prevented or materially delayed the consummation of the Transactions (which term for the purposes of this Clause 5.4(ii) shall not include the Financing);

(iii)	By the Purchaser, upon written notice to the Seller, if the conditions set out in Clauses 3.2 and 3.3 have not been satisfied (or satisfied subject only to Completion where applicable) or waived (where applicable) on or before the Long Stop Date; provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Clause 5.4(iii) if Purchaser’s breach of this Agreement has prevented or materially delayed the consummation of the Transactions.

(iv)	By the Seller (if the Seller is not in material breach of the Seller Warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Clause 3.2 and/or 3.3(i) not to be satisfied), upon written notice to the Purchaser, if there has been a material inaccuracy of any statement or warranty, or any unremedied material breach of a covenant or other agreement, of the Purchaser contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Clause 3.1 and/or 3.3 not to be satisfied as of the Completion Date, and such violation, breach or inaccuracy has not been waived by the Seller or cured by the Purchaser within 20 (twenty) Business Days after receipt by the Purchaser of written notice thereof from the Seller or is not reasonably capable of being cured prior to the Long Stop Date.

(v)

By the Purchaser (if the Purchaser is not in material breach of the Purchaser Warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Clause 3.1 and/or 3.3 not to be satisfied), upon written notice to the Seller, if there has been a material inaccuracy of any statement or warranty, or any unremedied material breach of a covenant or other agreement, of the Seller contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Clauses 3.2 and/or 3.3(i) not to be satisfied as of the Completion Date, and such violation, breach or inaccuracy has not been waived by the Purchaser or cured by the

Seller within 20 (twenty) Business Days after receipt by the Seller of written notice thereof from the Purchaser or is not reasonably capable of being cured prior to the Long Stop Date.

(vi)	By the Seller or the Purchaser, upon written notice to the other, if a court of competent jurisdiction or any other Governmental Authority shall have issued a final, non-appealable order preventing or otherwise prohibiting the consummation of the Transactions.

5.5.	If this Agreement is terminated prior to Completion in accordance with Clause 5.4 above,

(i)	this Agreement shall become void and of no further force and effect; provided, however, that the provisions of this Clause 5.5 and Clauses 1 (Definitions and Interpretation), 11 (Announcements and Confidentiality), 12 (Notices), 13 (Governing Law, Disputes and Jurisdiction), 14.1 (Entire Agreement), 14.6 (Variation), 14.7 (No Assignment), 14.8 (Waiver), 14.9 (Severability), 14.10 (Supersession) and 14.11 (Expenses) shall survive the termination of this Agreement indefinitely and that nothing herein shall relieve any Party from any liability for fraud or any breach of the provisions of this Agreement prior to such termination; and

(ii)	if applicable, the Observer shall no longer be entitled to attend the meetings of the Board (or any committee thereof) and the nominees of the Purchaser appointed on the Board in accordance with Clause 6.2 shall resign with immediate effect.

6.	COVENANTS

6.1.	The Purchaser agrees and undertakes that it shall:

(i)	make appropriate Filings pursuant to the HSR Act or other applicable Antitrust Laws with respect to the Transactions as reasonably promptly as practicable (and in respect of the filing pursuant to: (a) the HSR Act, in any event within 5 (five) Business Days after the Execution Date hereof, and (b) other applicable Antitrust Laws, within a reasonable period of time after the Execution Date hereof, unless otherwise mutually agreed by the Parties); provided that, the Filing pursuant to the HSR Act shall only be made at the same time as the Company makes its Filing pursuant to the HSR Act. Thereafter, the Purchaser shall use its commercially reasonable efforts to take all other appropriate actions reasonably necessary to obtain requisite approvals and authorizations for the Transactions under the HSR Act or other applicable Anti-trust Laws (including providing any additional information that may be requested pursuant to the HSR Act or other applicable Anti-trust Laws); provided, however, that the foregoing shall not require the Purchaser or any of its Affiliates to offer or grant any accommodation (financial or otherwise) to agree to any divestitures or other remedy to procure such approvals or authorizations;

(ii)	timely perform its obligations under the SEBI Takeover Regulations, including the requirement of conducting the Open Offer, in connection with this Agreement, the GA Securities Purchase Agreement and the Founders’ SPA;

(iii)	cause the Merchant Banker to issue the Public Announcement initiating the Open Offer under the SEBI Takeover Regulations no later than 4 (four) Business Days following the Execution Date;

(iv)

within 5 (five) Business Days following: (a) the receipt of the HSR Clearance; or (b) on the 21st day following the date of the Public Announcement, whichever is later (such later date, the “Escrow Deposit Date”), deposit 100% (One Hundred percent) of the Open Offer Consideration in respect of the Open Offer Shares in the Open Offer Escrow.

(v)	(a) complete the Open Offer in compliance with the SEBI Takeover Regulations, and (b) cause the Merchant Banker to issue a certificate to the SEBI certifying the satisfaction of all Purchaser’s obligations and duties in respect of the Open Offer under the SEBI Takeover Regulations, save and except any delays on account of any pending consent or restrain from any Governmental Authority, as soon as may be practicable after the expiration of the Open Offer period required under Regulation 22(5) of the SEBI Takeover Regulations (“Conclusion of the Open Offer”), and in any event within 20 (twenty) days thereof;

(vi)	to the extent practicable provide, reasonably in advance, drafts of all material documents pertaining to the Open Offer (including the letter of offer sent to shareholders of the Company, but excluding the Public Announcement) to the Seller and shall give due consideration to any comments and/or suggestions made by the Seller, provided that the Seller provides its comments and/or suggestions on such drafts within a period of 2 (two) Business Days from the date of such drafts being provided by the Purchaser to the Seller; and

(vii)	not make any representation or warranty, whether directly or through the Merchant Banker or any other representative engaged by the Purchaser, to SEBI or any other regulatory authority, on behalf of, or in respect of the Seller without the prior written consent of the Seller, other than information which has provided under this Agreement and/or pursuant to the public Filings made by the Company and/or the Seller.

6.2.	On the Escrow Deposit Date, subject to the Purchaser having complied with its obligations under Clause 6.1(iv) above, the Seller, to the extent it is able to, through exercising its voting rights and instructing its director on the Board, shall cause:

(i)	Mr William O. Grabe (including his alternate director) to resign from the Board, without any claim in respect of breach of contract, compensation for loss of office or termination of employment or redundancy or unfair dismissal, or any other grounds whatsoever, whether statutory or otherwise or for unpaid remuneration, and shall facilitate appointment of 2 (two) additional directors nominated by Purchaser to the Board; and

(ii)

the appointment of an observer nominated by the Purchaser on the Board and committees of the Board (“Observer”) for a period until the Completion Date, and to allow the Observer to attend all meetings of the Board and committees of the Board and receive notices of all meetings of the Board and committees of the Board (including for any matter which may be proposed to be passed by circular resolution), provided that the Observer shall not be entitled to participate in or receive notices relating to any Board discussions or Board decision-making, involving the pricing (including the setting of discounts, rebates, or other price-related terms), bidding, bidding strategies, marketing, or sales efforts relating to any products or services of the Company that are or will be sold in direct competition with the Purchaser and/or its Affiliates.

6.3.	The Seller undertakes that it shall extend reasonable co-operation to the Purchaser so as to enable the Purchaser to conduct the Open Offer in compliance with the provisions of the SEBI Takeover Regulations and all other Applicable Laws. The Seller shall use reasonable endeavours, to the extent it is able to through exercising its voting rights and instructing its director on the Board, that the Company shall provide:

(i)	the Purchaser and/or its professional advisers with such information, including providing necessary information and documents, relating to the Company as may be required by the SEBI Takeover Regulations for the purposes of making the Open Offer and complying with the SEBI Takeover Regulations, provided that any disclosures relating to the Seller or any Affiliate of the Seller, other than disclosures made under this Agreement and/or pursuant to the public filings made by the Company and/or the Seller, (“Seller Related Disclosures”) will be made only with the prior written intimation to the Seller, and in the event the Seller does not object to Seller Related Disclosures in writing and provide adequate disclosures for the purposes of making the Open Offer and complying with the SEBI Takeover Regulations within 2 (two) Business Day from the date of such written intimation, the Purchaser shall be at liberty to make the Seller Related Disclosures as originally intimated to the Seller;

(ii)	all reasonable assistance requested by the Purchaser to enable the Purchaser to prepare a letter of offer for the Open Offer and otherwise for ensuring compliance with the SEBI Takeover Regulations; and

(iii)	if required, all reasonable information required in connection with any applications or submissions to be made to SEBI and the RBI or any other applicable governmental or regulatory authorities.

6.4.	The Seller agrees and undertakes on its own behalf and on behalf of its Affiliates that:

(i)	on and from the Completion Date and until amendment of the Articles of Association pursuant to Clause 5.3(iv)(c), it shall not exercise any rights under the Articles of Association;

(ii)	effective as of the Completion Date, they release the Company and each of its Subsidiaries from any and all claims; and

(iii)	in the event the Seller becomes aware of non-fulfillment and/or breach by the Company and/or any of its Subsidiaries of any of the Company Covenants (“Company Breach”), then the Seller and/or the nominee of the Seller on the Board shall promptly requisition a meeting of the Board and/or, if necessary, meeting of the shareholders of the Company (“Requisitioned Meeting”), as may be necessary, to take corrective actions to cure the Company Breach, and shall, exercise its voting rights and shall instruct its director on the Board to exercise its voting rights in the Requisitioned Meeting to cure the Company Breach.

6.5.	Notwithstanding anything mentioned in this Agreement but without prejudice to the rights of any Party under this Agreement, pursuant to Regulation 22(16) of the SEBI Takeover Regulations, the Seller and the Purchaser shall not act upon the sale and purchase of the Sale Shares and the payment of the Purchase Consideration in the event of non-compliance with the provisions of the SEBI Takeover Regulations by the Parties.

7.	SELLER WARRANTIES

7.1.	The Seller hereby represents and warrants to the Purchaser, as at each of the Execution Date and, save as expressly provided otherwise, as at the Completion Date in terms of the warranties set out in Schedule 3 (“Seller Warranties”); provided that the Seller Warranties in Part B of Schedule 3 are made to the actual knowledge of the Seller.

7.2.	The Seller acknowledges that the Purchaser has entered into this Agreement in reliance on, among other things, the Seller Warranties.

7.3.	The Seller Warranties are qualified by the facts reasonably disclosed in the Disclosure Letter to be delivered by the Seller to the Purchaser on the Execution Date.

7.4.	The Purchaser acknowledges and agrees that the Seller Warranty set out in Clause 5 of Part B of Schedule 3 is given as of the Execution Date and shall not be repeated on the Completion Date, provided that the Seller shall give the Purchaser prompt notice of any event, condition or circumstance occurring from the Execution Date until the Completion Date that would constitute a violation or breach of such Seller Warranty if such Warranty were made as of any date from the Execution Date until the Completion Date.

7.5.	If after the Execution Date (i) it is brought to the knowledge of the Seller that any of the Seller Warranties were untrue, inaccurate or misleading in any material respect as of the Execution Date, or (ii) any event occurs or any matter arises which to the knowledge of the Seller results or could reasonably be expected to result in any of the Seller Warranties being untrue, inaccurate or misleading in any material respect at Completion had the Seller Warranties been repeated as at the Completion Date, the Seller shall notify the Purchaser in writing as soon as reasonably practicable and in any event prior to the Completion Date. Any such notifications shall be disregarded with respect to determining whether the condition set forth in Clause 3.2(ii) has been satisfied and for the purposes of Clause 10.

8.	PURCHASER WARRANTIES

8.1.	The Purchaser warrants to the Seller as at the Execution Date, and, save as expressly provided otherwise, as at the Completion Date in terms of the warranties set out in Schedule 4 (“Purchaser Warranties”).

8.2.	The Purchaser acknowledges that the Seller has entered into this Agreement in reliance on, amongst others things, the Purchaser Warranties.

8.3.

If after the Execution Date (i) it is brought to the knowledge of the Purchaser that any of the Purchaser Warranties were untrue, inaccurate or misleading in any material respect as of the Execution Date, or (ii) any event occurs or any matter arises which to the knowledge of the

Purchaser results or could reasonably be expected to result in any of the Purchaser Warranties being untrue, inaccurate or misleading in any material respect at Completion had the Purchaser Warranties been repeated as at the Completion Date, the Purchaser shall notify the Seller in writing as soon as reasonably practicable and in any event prior to the Completion Date. Any such notifications shall be disregarded with respect to determining whether the condition set forth in Clause 3.1(iii) has been satisfied and for the purposes of Clause 10.

9.	FURTHER UNDERTAKINGS BY THE SELLER

9.1.	On and from the Execution Date and until the end of 18 (eighteen) months from the Completion Date, the Seller and its Affiliates shall not solicit any Person who is (or was within 3 (three) months prior to such solicitation) a director or an employee of the Company or any of its Subsidiaries with annual cost-to-company of Rs 2,000,000 or more (Indian Rupees Two million), with a view to his engagement or employment or induce such Person’s leaving the directorship or employment of the Company or any of its Subsidiaries, provided however that this Clause will not apply to any Administrative Employees.

9.2.	On and from the Execution Date and until the end of 18 (eighteen) months from the Completion Date, the Seller shall not solicit any of the customers (or any parent of such customer and any subsidiary of such parent) listed in Schedule 6 hereto, or attempt to induce such customer to either cease to be a customer of, or reduce the business between such customer and, the Company or its applicable Subsidiary.

9.3.	Nothing contained in Clauses 9.1 and 9.2 shall preclude or restrict the Seller from holding directly or indirectly equity shares and other securities of companies unlisted or listed on a recognised stock exchange that compete with the business of the Company.

9.4.	Each undertaking in this Clause 9 constitutes an entirely independent undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade the remaining undertakings shall continue to bind each Restricted Party. The Seller acknowledges that the Purchaser would not be entering into Transaction Documents if not for the provisions set forth in this Clause 9 and the Purchase Consideration also represents consideration payable towards goodwill of the Business which the Seller is exiting.

9.5.	For purposes of this Clause 9, the Seller may not do any prohibited act indirectly which it is prohibited from doing directly and it shall be deemed to have engaged in the prohibited activity if it undertakes such activity as principal or an agent of another person. For the avoidance of doubt, however, nothing in this Clause 9 shall bind or apply to Persons in which investment funds advised by General Atlantic LLC have invested (other than the Seller), if and to the extent that neither the Seller nor its Affiliates (other than such Persons in which investment funds advised by General Atlantic LLC have invested) have arranged or participated in any such prohibited act.

10.	INDEMNIFICATION

10.1.

The Seller (“Indemnifying Party 1”) hereby agrees to indemnify, defend and hold harmless the Purchaser, its directors, officers, representatives and shareholders (collectively, the “Indemnified Persons 1”) for any and all Losses (which shall include any and all losses suffered by the Company and/or its Subsidiaries (after Completion but only to the extent of the ownership stake of the Purchaser and its Affiliates in the Company), including reasonable costs and expenses, incurred or suffered by the Indemnified Persons 1 provided they arise out of or result from any breach by the Seller of any Seller Warranty or any of its obligations under this Agreement (collectively, the “Purchaser Claims”).

10.2.	The Purchaser (“Indemnifying Party 2”) hereby agrees to indemnify, defend and hold harmless the Seller and its directors, officers, representatives and shareholders (collectively, the “Indemnified Persons 2”) for any and all Losses, including reasonable costs and expenses, incurred or suffered by the Indemnified Persons 2 provided they arise out of or result from any breach by the Purchaser of any Purchaser Warranty or any of its obligations under this Agreement (collectively, the “Seller Claims”).

10.3.	The Purchaser Claims and the Seller Claims shall be collectively referred to as “Claims”. The Indemnifying Party 1 and the Indemnifying Party 2 shall hereinafter collectively be referred to as “Indemnifying Party”. The Indemnified Persons 1 and the Indemnified Persons 2 shall hereinafter collectively be referred to as “Indemnified Persons”.

10.4.	A Claim may be brought by an Indemnified Person by giving a notice of the Claim (specifying in detail the circumstances which give rise to the Claim, the breach or default that results and the amount claimed) to the Indemnifying Party.

10.5.	The Seller Warranties and the Purchaser Warranties shall survive and continue to be in full force and effect for a period of 12 (twelve) months from the Completion Date (“Claim Period”), except that the Seller Warranties specified in Part A of Schedule 3 and the Seller Warranty specified in Clause 5 of Part B in Schedule 3 shall survive and continue to be in full force and effect until the 3rd (third) anniversary of the Completion Date. Any Claim made prior to the expiration of the applicable survival period shall continue until it has been finally resolved.

10.6.	The aggregate liability of the Seller arising by reason of Purchaser Claims in respect of Seller Warranties shall not exceed: (a) 100% of the Purchase Consideration in respect of Seller Warranties contained in Part A of Schedule 3 (“Fundamental Warranties”); and (b) 7.5% of the Purchase Consideration in respect of Seller Warranties contained in Part B of Schedule 3.

10.7.	The aggregate liability of the Purchaser arising by reason of Seller Claims in respect of Purchaser Warranties shall not exceed 100% of the Purchase Consideration.

10.8.	No Indemnifying Party shall be liable in respect of any Claim for breach of representations and warranties (other than a Claim in respect of a Fundamental Warranty) unless and until (i) such Claim (or a series of claims for breach of representations and warranties arising from substantially identical facts or circumstances) exceeds USD 66,667 (United States Dollar Sixty six thousand six hundred sixty seven); and (ii) the aggregate of all such Claims (referred to in (i)) exceed USD 333,334 (United States Dollar Three hundred thirty three thousand three hundred thirty four), in which case such Indemnified Party shall be entitled to recover all such Claims and not just the amount that exceeds USD 333,334 (United States Dollar Three hundred thirty three thousand three hundred thirty four).

10.9.	An Indemnifying Party will not be liable for:

(i)	a Claim where the Claim has arisen solely due to a voluntary act or omission of the Party making that Claim, which act or omission is not inconsistent with the terms of this Agreement;

(ii)	any enhancement or increase of any nature in a Claim, if such enhancement or increase is on account of a voluntary act or omission of the party making that Claim;

(iii)	a Claim where the Claim has arisen due to a change after the Completion Date (including any change which is retrospective in effect) of any Applicable Law, including (i) any change in the rates of Tax and/or (ii) a change after the Execution Date of any Law giving rise to any withdrawal or reduction of relief from any Tax;

(iv)	a Claim to the extent that special provision or special reserve specifically relating to such Claim has been made in the Accounts;

(v)	a Claim which arises as a result of legislation which comes into force after the Execution Date and which is retrospective in effect; and/or

(vi)	a Claim which arises as a result of a change in accounting policies after Completion, so long as such change in accounting policies was adopted subsequent to Completion.

10.10.	Process

(i)	Promptly after the receipt by any Indemnified Person entitled to compensation pursuant to this Clause 10 of notice of the commencement of any action, suit, arbitration or other proceeding involving a third party (a “Third Party Claim”), such Indemnified Person shall, if a Claim with respect to it is to be made against any Party pursuant to this Clause 10.10, give written notice of such Third Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Person; provided that the failure of such Indemnified Person to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice shall prejudice any defense or claim available to the Indemnifying Party.

(ii)	The Indemnifying Party shall be entitled to assume the defense of any Third Party Claim with counsel reasonably satisfactory to the Indemnified Person, at the Indemnifying Party’s sole expense; provided that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (a) the Third Party Claim relates to or arises in connection with any criminal proceeding, (b) the Third Party Claim seeks an injunction or equitable relief against any Indemnified Person, (c) the Third Party Claim has or would reasonably be expected to result in Losses in excess of the amounts available for indemnification pursuant to Clauses 10.6 or 10.7, as the case may be, (iv) the Indemnifying Party has failed or is failing to defend fairly and reasonably the Third Party Claim, or (v) the Indemnifying Party has not acknowledged that such Third Party Claim is subject to compensation pursuant to this Clause 10.10(ii).

(iii)

If the Indemnifying Party assumes the defense of any Third Party Claim, (a) it shall not settle the Third Party Claim unless (I) the settlement does not entail any admission of liability on the part of any Indemnified Person, and (II) the settlement includes an unconditional release of each Indemnified Person, as applicable, reasonably satisfactory to such Indemnified Person, from all Losses with respect to such Third Party Claim, (b) it shall compensate and hold such Indemnified Person harmless from and against any and all Losses caused by or arising out of any settlement or judgment of such claim and may not claim that it does not have a compensation obligation with respect thereto, and (c) such Indemnified Person shall have the right (but not the obligation) to participate in the defense of such Third Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party.

(iv)	Such Indemnified Person shall not settle any Third Party Claim if the Indemnifying Party shall have any obligation as a result of such settlement (whether monetary or otherwise) unless such settlement is consented to in writing by the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

(v)	Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim. Any consent to be given by any Indemnified Person 1 under this Clause 10.10 shall be given by the Purchaser acting on behalf of such Indemnified Person 1 and any consent to be given by any Indemnified Person 2 under this Clause 10.10 shall be given by the Seller acting on behalf of such Indemnified Person 2.

(vi)	The Indemnified Person shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Claims, which in the absence of mitigation might give rise to a liability in respect of any Claim for compensation under this Clause.

10.11.	For avoidance of doubt, it is clarified that the Indemnified Persons shall not be entitled to make a Claim for any punitive, indirect, special or consequential damages; provided that a Claim relating to a Loss suffered by the Company or any of its Subsidiaries shall not be excluded by this Clause 10.11 to the extent permitted by Clause 10.1.

10.12.	To the extent that an Indemnifying Party has already made any payment in respect of a Claim, and the loss in respect of which such Claim has been paid is recovered in part or in full pursuant to or under a policy of insurance in force as of date, then in such event, the Indemnified Party shall reimburse to the Indemnifying Party, the payment made by the Indemnifying Party (net of costs and Taxes), to the extent that such Loss has been recovered by the Party that has suffered such Loss pursuant to such policy of insurance.

10.13.	If an Indemnifying Party pays a Party any amount in discharge of any Claim and such Party subsequently recovers (whether by way of payment, discount, relief, credit or otherwise) from a third party, the sum which is referable to the subject matter of the Claim and which would not otherwise have been received by such Party, then such Party shall pay (net of costs and Taxes) to the Indemnifying Party who has made such payment to it originally, an amount equal to the sum received from the third party but subject to a maximum of the amount paid by the Indemnifying Party to such Party in discharge of the said Claim.

10.14.	It is further clarified that none of the Indemnifying Persons shall claim any restitution from the Company in relation to any payments that may be made by it to the Indemnified Persons pursuant to the terms of this Agreement.

11.	ANNOUNCEMENTS AND CONFIDENTIALITY

11.1.	Subject to the provisions of this Clause 11 and save and except for the Public Announcement or any communication pursuant to Applicable Law, no announcement, circular or communication (each an “Announcement”) concerning the existence or content of this Agreement shall be made by any Party and/or its Affiliates without the prior written approval of the other Parties (such approval not to be unreasonably withheld or delayed).

11.2.	Clause 11 does not apply in respect of any Announcement if, and to the extent that, it is required to be made by Applicable Law, the rules of any stock exchange or any other Governmental Authority of competent jurisdiction to which the Party making the Announcement is subject, whether or not any of the same has the force of Applicable Law; provided that, any Announcement shall, so far as is practicable, be made after consultation with the other Parties and after taking into account such Party’s reasonable requirements regarding the content, timing and manner of dispatch of the Announcement in question. The Seller and the Purchaser shall disclose and communicate, to the extent required, any Transaction Document, including this Agreement, to the Company, for making requisite disclosures to the stock exchanges.

11.3.	Without prejudice to the generality of Clause 11 and subject to the provisions of this Clause 11.3, provided Completion occurs, the Seller and its Affiliates shall treat, as strictly confidential, for a period of 36 (thirty six) months until after the Completion, any information available with it relating to the Company and its Subsidiaries (including customer related information, pricing, Company specific strategies etc.).

11.4.	A Party may disclose information which would otherwise be confidential, if and to the extent:

(i)	required by the law of any relevant jurisdiction;

(ii)	required by any Governmental Authority to which the Party making the disclosure is subject, whether or not such requirement has the force of law;

(iii)	required to vest the full benefit of this Agreement and/or the GA Securities Purchase Agreement in either Party;

(iv)	disclosure is made to any Affiliate of the Seller or the Purchaser or to the professional advisers, auditors and bankers of either Party provided such Persons have been informed about and have accepted the confidentiality requirement of this Clause 11 in writing;

(v)	the information has come into the public domain through no fault of the Party disclosing such information; or

(vi)	the other Parties have given prior written approval to the disclosure;

provided, further that any disclosure shall, so far as is practicable, be made only after consultation with the other Parties.

12.	NOTICES

12.1.	A notice or other communication given under or in connection with this Agreement (a “Notice”) shall be:

(i)	in writing;

(ii)	in the English language; and

(iii)	sent by the Permitted Method (as defined below) to the Notified Address.

12.2.	The “Permitted Method” means any of the methods set out in the first column below, the second column setting out the date on which a Notice given by such Permitted Method shall be deemed to be given; provided that, the Notice is properly addressed and sent in full to the Notified Address:

Permitted Method:	Date on which Notice is deemed given:
Personal delivery	When delivered at the Notified Address during the business hours with proof of acknowledgment.

Registered or registered air-mail or courier	10 (ten) Business Days after posting

Fax transmission	On confirmed completion of transmission

12.3.	The “Notified Addresses” means the address, for each of the Parties as set out below:

Party	Address	Fax number	Marked for the attention of:
Purchaser	C/o International Financial Services Limited IFS Court, TwentyEight, Cybercity, Ebene, Mauritius	+ 230 467 400	Mr Mukund Srinath

Seller	c/o Abax Corporate Services Limited, 6th Floor, Tower ‘A’, 1 Cybercity, Ebene, Mauritius	+ 230 467 400	Mr Richard Arlove

or such other Notified Address as any Party may, by written notice to the other Parties, substitute for its Notified Address set out above.

13.	GOVERNING LAW, DISPUTES AND SUBMISSION TO JURISDICTION

13.1.	This Agreement shall be governed by and construed in accordance with the laws of India.

13.2.	Subject to Clauses 13.3 to 13.7,

(i)	The Parties agree to use all reasonable efforts to resolve any dispute, controversy, claim or disagreement of any kind whatsoever between or among the Parties in connection with or arising out of this Agreement, including any question regarding its existence, validity or termination (“Dispute”), expediently and amicably to achieve timely and full performance of the terms of this Agreement.

(ii)	Any Party which claims that a Dispute has arisen must give Notice thereof to the other Parties as soon as practicable after the occurrence of the event, matter or thing which is the subject of such Dispute and in such Notice such Party shall provide particulars of the circumstances and nature of such Dispute and of its claim(s) in relation thereto and shall designate a Person as its representative for negotiations relating to the Dispute, which Person shall have authority to settle the Dispute. The other Parties shall, within 7 (seven) days of such Notice, each specify in writing its position in relation to the Dispute and designate as their representative in negotiations relating to the Dispute a Person with similar authority.

(iii)	The aforesaid designated representatives shall use all reasonable endeavours including engaging in discussions and negotiations to settle the Dispute within 30 (thirty) days after receipt of the particulars of the Dispute.

(iv)	If the Dispute is not resolved within the 30 (thirty) days period set out in Clause 13.2(iii) above, then the provisions of Clause 13.3 to 13.7 shall apply.

13.3.	Any Dispute shall be referred to and finally resolved by arbitration in accordance with the international arbitration rules of the London Court of International Arbitration (“LCIA”), in force at the relevant time (“Rules”) (which is deemed to be incorporated into this Agreement by reference). This Agreement and the rights and obligations of the Parties contained in this Agreement shall remain in full force and effect pending issuance of the award in such arbitration proceedings, which award, if appropriate, shall determine whether and when any termination of this Agreement shall become effective.

13.4.	The arbitration shall be by a panel of 3 (three) arbitrators, all of whom will be appointed solely by the LCIA and not by any of the Parties.

13.5.	The Parties agree that the operation of Part I of the (Indian) Arbitration and Conciliation Act, 1996 is excluded and will not apply to any arbitration proceedings, save for section 9 (interim measures by court) of Part I of the Arbitration and Conciliation Act, 1996.

13.6.	To the extent possible and notwithstanding commencement of any arbitral proceedings in accordance with this Clause 13:

(i)	the Parties shall subject to applicable law, continue to perform their respective obligations under this Agreement (“Obligations”); and

(ii)	such arbitral proceedings shall be conducted so as to cause the minimum inconvenience to the performance by the Parties of the Obligations.

13.7.	The seat, or legal place of arbitration shall be London and any award shall be treated as an award made at the seat of the arbitration. The language to be used in the arbitral proceedings shall be English.

13.8.	By agreeing to arbitration in accordance with this Clause 13, the Parties undertake to abide by and carry out any award promptly and any award shall be final and binding on the Parties. The Parties waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, insofar as such waiver may be validly made except as provided for in accordance with the Rules.

13.9.	If more than one arbitral proceeding has commenced under this Agreement, or if arbitral proceedings have commenced under this Agreement and also under the GA Securities Purchase Agreement and/or the Founders’ SPA, and a Party that is a party to any such arbitral proceedings contends that two or more of such proceedings are substantially related and that the issues therein should be heard in one proceeding, the proceedings should be consolidated in one proceeding.

13.10.	Notwithstanding the foregoing, any Party may apply to any court of competent jurisdiction for preliminary injunctive relief or similar interim measures to prevent a breach of this Agreement pending resolution of the Dispute through arbitration as contemplated above.

13.11.	Any arbitral award rendered in accordance with this Clause 13.10 shall be enforceable by any court of competent jurisdiction, including (if and to the extent determined by the arbitral tribunal) by injunctive relief or order for specific performance.

14.	MISCELLANEOUS

14.1.	Entire Agreement

The Purchaser and the Seller acknowledges and agrees that this Agreement, the Financing Commitments and the Open Offer Escrow Agreement, together with any other Transaction Documents constitute the whole and only agreement and understanding between the Parties concerning their subject matter and supersedes any prior agreements or understandings concerning this subject matter.

14.2.	Further Assurances

(i)	The Seller and the Purchaser shall, at all times, act in good faith in the discharge of their obligations under this Agreement and not do anything which would constitute a contravention of its terms.

(ii)	The Purchaser shall use its reasonable endeavours to take, or cause to be taken, all appropriate action, do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be reasonably required to cause the Financing to be funded on or prior to Completion on the terms and subject only to the conditions contained in the Financing Commitments.

14.3.	No Partnership

Nothing contained in this Agreement shall constitute or be deemed to constitute a partnership or association of persons between the Parties, and no Party shall hold himself out as an agent for the other Parties, except with the express prior written consent of the other Parties.

14.4.	Time

Any date or period as set out in any Clause of this Agreement may be extended with the written consent of the Parties, failing which, time shall be of the essence.

14.5.	Counterpart

This Agreement may be executed in any number of originals or counterparts, each in the like form and all of which when taken together shall constitute one and the same document, and any Party may execute this Agreement by signing any one or more of such originals or counterparts. The delivery of signed counterparts by facsimile transmission or electronic mail in “portable document format” (“.pdf”) shall be as effective as signing and delivering the counterpart in person provided that nothing contained in this Clause be applicable to the manner in which notices are required to be given under Clause 12.

14.6.	Variation

No variation of this Agreement shall be binding on any Party unless such variation is in writing and signed by each Party.

14.7.	No Assignment

Subject to the provisions of this Agreement, this Agreement is personal to the Parties and shall not be capable of assignment, except with the prior written consent of the other Parties, provided that the Purchaser shall have the right to assign any right or interest herein (i) to any of its Affiliate(s), and (ii) for collateral purposes to any lender providing Financing to the Purchaser, without the consent of any other Parties.

14.8.	Waiver

No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving Party.

14.9.	Severability

If any provision of this Agreement is invalid, unenforceable or prohibited by Applicable Law, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative and shall not be part of the consideration moving from either Party hereto to the other, and the remainder of this Agreement shall be valid, binding and of like effect as though such provision was not included herein.

14.10.	Supersession

Except as otherwise agreed among the Parties, this Agreement constitutes the entire agreement of the Parties as to its subject matter and supersedes any previous understanding or agreement on such subject matter.

14.11.	Expenses

Except as otherwise specifically provided in this Agreement, the Purchaser and the Seller shall bear their respective fees, costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all fees and expenses of agents, representatives, counsel and accountants. Any stamp duty payable in respect of this Agreement or any other Transaction Document shall be payable by the Purchaser. The Seller shall bear all taxes, including any capital gains tax on the sale of the Sale Shares, relating to the Transactions.

14.12.	Payments

Subject to Clause 4.4, the Purchaser shall be entitled to withhold any Taxes that may be necessary under Applicable Laws from the payments made by it under this Agreement.

14.13.	Specific Performance

The Parties agree that damages may not be an adequate remedy and the Parties shall be entitled to an injunction, restraining order, right for recovery, specific performance or other equitable relief to restrain any breach or enforce the performance of the covenants, representations, warranties and obligations contained in this Agreement. These injunctive remedies are cumulative and are in addition to any other rights and remedies that the Parties may have at law or in equity, including without limitation a right for damages.

14.14.	Provisions for the Benefit of the Financing Sources

(i)	The Seller agrees that it does not and will not have any claim of any kind or description (including any cross-claim or third party claim), whether in law, equity, contract or otherwise against of the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the debt Financing Commitments or the performance thereof.

(ii)	Without modifying or qualifying in any way the preceding sub-clause (i) or implying any intent contrary thereto, for the avoidance of doubt, in no event shall the Seller be entitled to seek or obtain any damages of any kind against any Debt Financing Source, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the debt Financing Commitments or the performance thereof.

(iii)	The Debt Financing Sources shall be express third party beneficiaries of this Clause 14.14.

(iv)	As used herein, “Debt Financing Sources” means (A) the banks and other entities that have committed to provide or otherwise entered into agreements in connection with debt Financing or any alternative debt financing in connection with the transactions contemplated hereby, including the lead arranger or arranger or any of the parties to the debt Financing Commitments and any joinder agreements or credit agreements relating thereto and any Affiliate of the foregoing and (B) any officers, directors or representatives of the foregoing.

14.15.	Certain Tax Matters

The Seller represents to the Purchaser that it is not a resident of India for Tax purposes and that the sale of the Sale Shares is not subject to any withholding Tax. The Seller hereby indemnifies Purchaser, its Affiliates and their respective directors and officers (“Purchaser Tax Indemnified Parties”) from any withholding obligation and any Taxes related thereto with respect to the sale of the Sale Shares and any related interest, penalties, reasonable attorneys’ fees and other out-of-pocket expenses, in each case as and when incurred (collectively, “Tax Losses”) and shall defend and hold the Purchaser Tax Indemnified Parties harmless from the Tax Losses.

[Signature pages follow]

IN WITNESS WHEREOF the Party hereto has executed this Agreement on the day and year first above written.

Signed and delivered for and on behalf of

Pan-Asia iGATE Solutions

/s/ Abdool Fareed Soreefan
Name: Abdool Fareed Soreefan
Title: Director
Authorised by board resolution dated January 7, 2011

IN WITNESS WHEREOF the Party hereto has executed this Agreement on the day and year first above written.

Signed and delivered for and on behalf of

General Atlantic Mauritius Limited

/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director
Authorised by board resolution dated 21/12/2010